GLOBAL SERVICES PARTNERS ACQUISITION CORP.
3130 Fairview Park Drive, Suite 500
Falls Church, Virginia 22042

February 1, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	Global Services Partners Acquisition Corp.
Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-148790)

Ladies and Gentlemen:

On January 16, 2008, SouthPeak Interactive Corporation (“SouthPeak”) filed a Registration Statement on Form S-4 (File No. 333-148691) (the “SouthPeak Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On January 22, 2008, Global Services Partners Acquisition Corp. (“GSPAC”) filed a Registration Statement on Form S-4 (File No. 333-148790) (the “GSPAC Registration Statement”) with the Commission. In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), GSPAC hereby respectfully makes this application to withdraw the GSPAC Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the GSPAC Registration Statement. The GSPAC Registration Statement has not been declared effective by the Commission.

The GSPAC Registration Statement is identical to the SouthPeak Registration Statement. Accordingly, the reason for this withdrawal is GSPAC has determined that withdrawal of the GSPAC Registration Statement will reduce confusion with the SouthPeak Registration Statement and therefore is in the best interests of GSPAC’s stockholders. For the avoidance of doubt, this application for withdrawal is only with respect to the GSPAC Registration Statement, and does not apply to the SouthPeak Registration Statement.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Mark Wishner at (703) 749-1352 or Jason Simon at (703) 749-1386.

Very truly yours,

/s/ Abhishek Jain
Abhishek Jain, President